EXCELLON REPORTS SECOND QUARTER 2020 FINANCIAL RESULTS

Toronto, Ontario – August 13, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is pleased to report financial results for the three- and six-month periods ended June 30, 2020.

Q2 2020 Financial and Operational Highlights

●	Successful close of the plan of arrangement with Otis Gold Corp. (“Otis”) in late April 2020
●	Mining and milling operations resumed from mid-June 2020 following suspension imposed by the Government of Mexico from April 1st to June 1st (the “Suspension”)
●	Positive production and cost reductions progress following restart
●	Operations continue to effectively manage COVID-19 response in Mexico
●	Cash and marketable securities of US$11 million as at August 4, 2020 following repayment of Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”) US$6 million bridge loan

“Our teams at Platosa and Miguel Auza did an exceptional job managing through a very difficult period,” stated Brendan Cahill, President and CEO. “We developed protocols to ensure the health of our workforce and to aid the health of our broader communities; our teams on the ground put these plans into practice and deserve great credit for their courage, perseverance and resiliency.”

Mr. Cahill continued, “Though we must continue to be diligent in our management of the ongoing pandemic, we also look ahead to brighter times. Our restart of Platosa has gone well, with efforts to reduce costs bearing immediate returns as we resumed production in mid-June. Mill recoveries improved significantly following the restart, and we continue to see these improvements in the third quarter. The key remaining piece of our cost reduction strategy is the shift to a private electricity provider, which we expect will be completed in the third quarter. Above all, we are finally seeing the resurgence in precious metal prices that our industry has been predicting for years and we look forward to taking advantage of this new bull market to our shareholders’ benefits.”

Financial Results

Financial results for the three- and six-month periods ended June 30, 2020 and 2019 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q2 2020	Q2 2019	6-Mos 2020	6-Mos 2019
Revenue (1)	891	8,674	7,506	13,853
Production costs	(2,641)	(6,797)	(8,120)	(11,409)
Depletion and amortization	(666)	(1,149)	(1,935)	(2,318)
Cost of sales	(3,307)	(7,946)	(10,055)	(13,727)
Gross profit (loss)	(2,416)	728	(2,549)	126

Corporate administration	(2,345)	(1,028)	(3,508)	(2,389)
Exploration	(258)	(967)	(631)	(1,972)
Other income (expense)	968	34	(691)	(240)
Net finance income (cost)	554	(335)	(1,537)	(387)
Income tax recovery (expense)	97	(640)	(856)	(1,131)
Net income (loss)	(3,400)	(2,208)	(9,771)	(5,993)
Income (loss) per share – basic	(0.02)	(0.02)	(0.08)	(0.06)

(1)	Revenues are net of treatment and refining charges (“TC/RCs”).
(2)	Cash flow from operations before changes in working capital.

Revenues were negligible during the quarter due to the Suspension, comprising concentrate milled in late Q1 and early Q2 2020 that was delivered in early Q2. Concentrate deliveries resumed in early July.

Cost of sales, including depletion and amortization, primarily related to care and maintenance costs incurred during the quarter, with the predominant components being electricity expenditures on pumping for dewatering purposes at Platosa and labour costs (both at lower rates than under normal operating conditions).

The Company recorded a net loss of $3.4 million in Q2 2020 (Q2 2019 – net loss of $2.2 million). The increase in net loss of $1.2 million between Q2 2020 and Q2 2019 and the increase in net loss of $3.5 million between the six month periods ended June 30, 2020 and 2019 was primarily due to care and maintenance costs and minimal revenues from the Mexican operations due to the Suspension.

Exploration was limited during the period in Mexico due to the Suspension, but the Company expended C$261,000 at Silver City Project ramping up to the drill program that commenced in early Q3 2020 and an additional $63,000 at Kilgore Project following the acquisition of Otis. Additionally, work continued on the Oakley Project under option to Centerra (U.S.) Inc.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three- and six-month periods ended June 30, 2020 and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com.

Operating Results & Outlook

Operating performance for the periods indicated below was as follows:

	Q2	Q2	6-Mos	6-Mos
	2020	2019	2020	2019
Tonnes of ore mined:	3,270	18,213	23,170	37,709
Ore processed (t):	1,288	19,964	20,330	36,733
Historical stockpile processed (t):	-	-	-	1,450
Platosa ore processed (t):	1,288	19,964	20,330	38,183
Blended head grade (ore and historical stockpiles):
Silver (g/t)	492	514	539	508
Lead (%)	5.37	4.97	5.44	4.85
Zinc (%)	6.91	7.40	6.78	7.44
Recoveries:
Silver (%)	92.9	90.6	89.5	90.2
Lead (%)	84.7	83.6	82.9	79.5
Zinc (%)	80.9	79.6	75.3	78.9
Production(1)
Silver – (oz)	18,919	276,805	315,200	537,249
AgEq ounces (oz)(2)	34,924	582,937	558,666	1,105,198
Lead – (lb)	129,204	1,763,316	2,019,661	3,139,740
Zinc – (lb)	158,735	2,499,403	2,289,769	4,709,028
Payable:(3)
Silver ounces – (oz)	48,744	328,778	294,806	502,972
AgEq ounces (oz)(2)	81,679	660,292	515,869	1,043,730
Lead – (lb)	340,315	2,130,372	1,854,600	3,021,084
Zinc – (lb)	260,607	2,554,290	2,066,279	4,474,024
San Sebastián ore processed (t)	-	-	4,785	-

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period. Tonnes Mined and Ore processed are in DMT.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces. In Q2 2020, concentrate milled in late-Q1 2020 was delivered in early Q2 2020. Milling recommenced in late-June after the Suspension, with shipping of concentrate resuming in July 2020.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

Production was negligible during Q2 2020 due to the Suspension. The restart of the Company’s Mexican operations was completed successfully, with a materially-reduced workforce paying immediate dividends in the form of reduced operating costs on restart. Mill recoveries also improved significantly following the restart. The shift to a private electricity provider is expected to be completed in the third quarter, further reducing operating costs. In addition, the operations continue to pursue various business improvement initiatives designed to deliver further operational efficiencies and cost reductions. The resurgence in precious metal prices is expected to result in positive cashflows in the upcoming quarters.

COVID-19 Update

The restart of operations following the Suspension consisted of providing two days of safety and COVID-19 exposure prevention training, reorganizing the reduced workforce and implementing more efficient work schedules and various ventilation, mining method and business improvements. COVID-19 prevention, health screening, contact tracing, testing and quarantine protocols were developed and implemented early and proved effective in protecting the workforce from confirmed COVID-19 cases that originated from community spread.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.